Filed by Embotelladora Andina S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embotelladoras Coca-Cola Polar S.A.

Commission File No. 001-13142

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAX IDENTIFICATION NUMBER	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the following regarding Embotelladora Andina S.A. (the “Company”), its business, its values of public offering or the tender of them as a material event:

On February 2, 2012, the Company and its controllers, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly, “Freire”), and, Embotelladoras Coca-Cola Polar S.A. and its controller, Inversiones Los Aromos Limitada, signed a memorandum of understanding, which contains the general conditions leading to the merger by incorporation to take place between Embotelladoras Coca-Cola Polar S.A. and the Company, which would be the acquiring company (“Memorandum of Understanding”).

According to the aforementioned memorandum, since the date signing, a promissory merger agreement will be negotiated in good faith which will contain the final terms and conditions thereof, and every reasonable effort will be made in order to conclude this process on a date yet to be determined but in any event, no later than March 15, 2012, along with a shareholders agreement format that will be signed between Freire and Inversiones Los Aromos Limitada once the merger materializes.

On this date, the subscribing Parties have amended the Memorandum of Understanding in the sense of extending the date to subscribe the promissory merger agreement (“Promissory Agreement”), from March 15, 2012 to March 30, 2012, since the Parties and their advisors, in Chile as well as at their foreign subsidiaries, are in the process of preparing the accounting and legal documentation, and in the process of completing the negotiation of the terms and conditions of the Promissory Agreement.

Santiago, March 15, 2012.

(signed)

Jaime Cohen

Chief legal Officer